

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 20, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Global X S&P 500® Covered Call ETF of Global X Funds under the Exchange Act of 1934.

Sincerely,